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                                 UNITED STATES                          OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION      OMB Number:          3235-0058
                             WASHINGTON, D.C. 20549            Expires:        March 31, 2006
                                                               Estimated average burden hours
                                                               per response..............2.50
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                                  FORM 12b-25                          SEC FILE NUMBER
                                                                           1-8504
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                                                               ------------------------------
                          NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                                          904708104
                                                               ------------------------------
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(Check one):   [ ]  Form 10-K     [ ]  Form 20-F     [ ]  Form 11-K
               [X]  Form 10-Q     [ ]  Form N-SAR    [ ]  Form N-CSR


               For period Ended:   MAY 28, 2005
                                  ---------------------------
               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR

               For the Transition Period Ended:
                                                --------------------------------
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION


UNIFIRST CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant


N/A
--------------------------------------------------------------------------------
Former Name if Applicable


68 JONSPIN ROAD
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


WILMINGTON, MASSACHUSETTS 01887
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a)  The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense
     |
     |   (b)  The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
  [X]|        portion thereof, will be filed on or before the fifteenth
     |        calendar day following the prescribed due date; or the subject
     |        quarterly report or transition report on Form 10-Q, or portion
     |        thereof, will be filed on or before the fifth calendar day
     |        following the prescribed due date; and
     |
     |   (c)  The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra sheets if needed).

SEE ATTACHMENT A.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         JOHN B. BARTLETT               978               658-8888
         ----------------           -----------      ------------------
             (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s). Yes [X]     No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
         report or portion thereof?                  Yes [ ]     No [X]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------



                              UNIFIRST CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized



                                      UNIFIRST CORPORATION


Date: July 7, 2005                    By: /s/ Ronald D. Croatti
                                          --------------------------------------
                                          Ronald D. Croatti
                                          President and Chief Executive Officer


Date: July 7, 2005                    By: /s/ John B. Bartlett
                                          --------------------------------------
                                          John B. Bartlett
                                          Senior Vice President and
                                          Chief Financial Officer

                                  ATTACHMENT A


In response to certain comments provided by the Securities and Exchange Commission to the Company, including in its most recent correspondence on June 30, 2005, the Company will include additional segment reporting in its Form 10-Q and 10-K filings, commencing with the Company's 10-Q filing for the quarter ended May 28, 2005 (in addition to revising applicable disclosures in the Company's Form 10-K for its fiscal year ended August 28, 2004). The Company has been working to prepare its Form 10-Q to include segment reporting. However, because the Company has not prepared its filings utilizing these reporting segments in previous filing periods, the Company's current preparation of the Form 10-Q for the quarter ended May 28, 2005 is taking additional time and management attention. As a result, the Company is unable, without unreasonable effort and expense, to complete and file the Form 10-Q by July 7, 2005, the prescribed deadline for filing. The Company intends to file the Form 10-Q within 5 calendar days of the prescribed due date for the Form 10-Q, or July 12, 2005.


                                       3